EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Our ratio of earnings to fixed charges is as follows:

	Year Ended
	December 31,
	2006	2005	2004	2003	2002
	(In thousands, except for ratios)
Earnings:
Income (loss) from continuing operations before provision for income taxes and cumulative effect of accounting change	$348,557	$206,700	$104,840	$(67,776)	$(751,892)

Minority interest	—	—	—	(2,893)	—

Equity in undistributed earnings (losses) of affiliates	3,382	253	4,885	(706)	1,053

Interest expense	24,629	31,820	36,066	18,993	15,123

Portion of rents representative of the interest factor	17,318	11,019	16,317	15,810	15,011

	$393,886	$249,792	$162,108	$(36,572)	$(720,705)

Fixed charges:
Interest expense, including amount capitalized	$27,689	$33,721	$37,039	$20,591	$17,946

Portion of rents representative of the interest factor	17,318	11,019	16,317	15,810	15,011

	$45,007	$44,740	$53,356	$36,401	$32,957

Ratio of earnings to fixed charges	8.75x	5.58x	3.04x	—	—

Earnings were inadequate to cover fixed charges for the years ended December 31, 2003 and 2002 by $72,973 and $753,662, respectively.